Exhibit 99.1

First Quarter 2008

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

The following analysis provides a review of the Company’s results of operations, financial condition and cash flows for the three-month period ended March 31, 2008. In this Management’s Discussion and Analysis (MD&A), the “Company”, “we”, “us”, and “our” mean Æterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in Æterna Zentaris Inc.’s interim consolidated financial statements and related notes for the three-month periods ended on March 31, 2008 and 2007. Our consolidated financial statements are reported in United States dollars and have been prepared in accordance with generally accepted accounting principles in Canada, or Canadian Generally Accepted Accounting Principles (Canadian GAAP). All amounts are in US dollars unless otherwise indicated.

Company Overview

Æterna Zentaris Inc. (TSX: AEZ, NASDAQ: AEZS) is a global biopharmaceutical company focused on endocrine therapy and oncology.

Our pipeline encompasses compounds at all stages of development, from drug discovery through marketed products. The two highest priority clinical programs are our lead value driver, cetrorelix for benign prostatic hyperplasia (BPH) and our lead oncology program, AEZS-108 for endometrial and ovarian cancers.

Key Developments for the Quarter Ended March 31, 2008

CORPORATE:

In February 2008, we announced the departure of Mario Paradis, CA, Senior Vice President, Administrative & Legal Affairs and Corporate Secretary.

On March 31, 2008, we completed the sale of our intangible property held for sale – Impavido® (miltefosine) – to Paladin Labs Inc. for net proceeds of $8.3 million (CAD$8.5 million).

Subsequent to quarter-end, Juergen Ernst, Chairman of the Board, was appointed interim President and CEO, replacing David J. Mazzo, Ph.D., former President and CEO of the Company. The Company also announced the departure of Ellen McDonald, former Senior Vice President Business Operations and Chief Business Officer (“CBO”).

DRUG DEVELOPMENT:

Status of our Drug Pipeline as of March 31, 2008

Discovery	Preclinical	Phase 1	Phase 2	Phase 3	Commercial
120,000 compound library	AEZS-115 (endometriosis & urology) AEZS-120 (oncology vaccine) Erk & PI3K Inhibitors (oncology) Ghrelin receptor ligands (endocrinology and oncology) AEZS-127 (oncology)	AEZS-112 (oncology) AEZS-130 (endocrinology)	AEZS-108 (endometrial and ovarian cancers) Cetrorelix (endometriosis) (BPH in Japan) Ozarelix (BPH, prostate cancer) Perifosine (multiple cancers)	Cetrorelix (BPH)	Cetrotide® (in vitro fertilization)

Partners

	AEZS-127: Keryx	AEZS-130: Ardana	Cetrorelix: Shionogi in Japan Ozarelix: Spectrum in North America and India, Nippon Kayaku in Japan Perifosine: Keryx in North America		Cetrotide®: Merck Serono (World ex- Japan) Nippon Kayaku / Shionogi (Japan)

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CETRORELIX

In March 2008, we commenced dosing of cetrorelix in the second efficacy study of our Phase 3 program in benign prostatic hyperplasia (BPH). This second study, a one-year double-blind, placebo-controlled trial, is assessing an intermittent dosage regimen of cetrorelix as a safe and tolerable treatment providing prolonged improvement in BPH-related signs and symptoms. Conducted in Europe, it will involve approximately 400 patients.

Subsequent to quarter-end, we reported the completion of patient recruitment for our first efficacy trial of this same Phase 3 program in BPH with cetrorelix. The study involves approximately 600 patients primarily in the United States and Canada, with additional sites in Europe. The corresponding results are expected in the third quarter of 2009.

The third study of this Phase 3 program is expected to commence shortly. It will be an open-label, single-armed, multi-center safety study involving approximately 500 patients in both North America and Europe.

AEZS-108

In February 2008, we reported the beginning of patient dosing with our cytotoxic conjugate (LHRH agonist linked to doxorubicin) compound, AEZS-108, in our Phase 2 trial in female patients with ovarian and endometrial cancers expressing LHRH receptors. The primary endpoint of this European open-label, non-comparative multi-center trial involving up to 82 women, will be the partial or complete tumor response rate according to Response Evaluation Criteria in Solid Tumors (RECIST) and/or Gynaecologic Cancer Intergroup (GCIG) guidelines.

Consolidated Results of Operations

For the three-month period ended March 31, 2007, consolidated revenues and expenses of Echelon Biosciences have been reclassified as discontinued operations. Since we disposed of our entire position in Echelon Biosciences in November 2007, going forward we will no longer have access to liquidity or cash flows from said company.

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The following table sets forth selected Canadian GAAP consolidated financial data in thousands of US dollars, except per share data.

	Quarters ended March 31,
	2008	2007
	$	$
Consolidated revenues
Sales and royalties	7,942	7,204
License fees	1,806	2,029
	9,748	9,233

Operating expenses
Cost of sales	4,604	3,310
Selling, general and administrative (SG&A)	4,404	4,892
Research and development (R&D) costs, net of tax credits	13,689	7,907
Depreciation and amortization (D&A)	1,209	1,427
	23,906	17,536
Loss from operations	(14,158)	(8,303)

Other revenues, net of expenses	3,292	616
Income tax recovery	—	2,544
Net loss from continuing operations	(10,866)	(5,143)
Net earnings from discontinued operations	—	33
Net loss	(10,866)	(5,110)

Net loss per share from continuing operations
Basic and diluted	(0.20)	(0.10)
Net loss per share from discontinued operations
Basic and diluted	—	—
Net loss per share
Basic and diluted	(0.20)	(0.10)

Consolidated Revenues

Consolidated revenues are derived from sales and royalties as well as license fees. Sales are derived from Cetrotide® (cetrorelix), Impavido® (miltefosine), reagents and active pharmaceutical ingredients. Royalties are derived from Cetrotide® (cetrorelix), sold by Merck Serono in reproductive health assistance for in vitro fertilization. Furthermore, license fees are derived from non-periodic milestone payments, R&D contract fees and amortization of upfront payments received to date from our licensing partners.

Sales and royalties increased to $7.9 million for the three-month period ended March 31, 2008 compared to $7.2 million for the same period in 2007. The increase in sales and royalties is related primarily to additional sales of Cetrotide® to Merck Sereno, mainly offset by decreased sales activities of Impavido®  and Cetrotide® in Japan. Sales increased partly because of the strengthening of the Euro currency.

During the first quarter of 2008, the Company entered into an agreement, with respect to the sale of its intangible property held for sale – Impavido® (miltefosine) with Paladin Labs Inc. On March 31, 2008, this transaction was completed for cash at a gross selling

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price of approximately $8.9 million (CAD$9.1 million). In 2007, annual sales of Impavido® represented $3 million. As a result of the sale of the product, we expect a corresponding decrease in sales and royalties for 2008.

License fees revenues decreased to $1.8 million for the three-month period ended March 31, 2008, compared to $2 million for the same period in 2007. The decrease is mainly attributable to a reduction in license fees revenues related to services rendered through our collaborations with Spectrum and Keryx. License fees revenues are expected to slightly decrease in 2008, primarily from the termination of the collaboration agreement with Solvay Pharmaceuticals in 2007.

Consolidated Operating Expenses

Consolidated cost of sales, increased to $4.6 million for the three-month period ended March 31, 2008 compared to $3.3 million for the same period in 2007. The cost of sales as a percentage of sales and royalties was 58% in the first quarter 2008 compared to 46% for the same period in 2007. The lower percentage of cost of sales in the first quarter of 2007 compared to the same period in 2008 is due to favorable product mix sold in 2007 where the product mix included more active ingredients with higher margins to our partners. The product mix for the first quarter of 2008 contained a high concentration of Cetrotide®, which is more expensive to produce. The cost of sales as a percentage of sales and royalties is expected to run around 50% in 2008, mainly due to the completion of the sale of the Impavido® intangible assets and corresponding inventory on March 31, 2008.

Consolidated selling, general and administrative (SG&A) expenses were $4.4 million for the three-month period ended March 31, 2008 compared to $4.9 million for the same period in 2007.

The decrease in SG&A expenses for the three-month period ended March 31, 2008, compared to the same period in 2007, is primarily due to non-recurring corporate expenses related to organizational changes that were implemented in first quarter of 2007. A decrease in selling expense was further impacted by lower royalties and commission expenses related to lower sales volumes of Cetrotide® in Japan and Impavido®.

We expect to have a slight decrease in SG&A for 2008 as compared to 2007 despite the fact that subsequent to the first quarter of 2008, we announced the departure of our President and CEO and CBO which triggered the payment of approximately $1.4 million in severance, and we intend to replace the CEO.

Consolidated R&D costs, net of tax credits and grants were $13.7 million for the three-month period ended March 31, 2008 compared to $7.9 million for the same period in 2007. Additional R&D expenses of $5.8 million spent in the first quarter 2008 compared to the same period in 2007 are mainly related to the advancement of our lead product cetrorelix, in Phase 3 for BPH; as well as further advancement of targeted, earlier-stage development programs including AEZS-108, and AEZS-112, our tubulin inhibitor, both of which are in oncology.

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The following table summarizes the allocation of R&D external costs supported by the Company for the three months ended March 31, 2008.

			Three months ended
(in thousands of US dollars)			March 31, 2008
Products	Status	Indication	R&D costs
			$	%
Cetrorelix	Phase 3	BPH	5,104	65.84
AEZS-108	Phase 2	Endometrial and ovarian cancers	202	2.61
Perifosine	Phase 2	Oncology	441	5.69
Ozarelix	Phase 2	BPH and prostate cancer	95	1.23
AEZS-112	Phase 1	Oncology	408	5.26
Erk PI3K	Preclinical	Oncology	170	2.19
Ghrelin receptor	Preclinical	Endocrinology and oncology	421	5.43
AEZS-115	Preclinical	Endocrinology and oncology	224	2.89
Other	Preclinical	Multiple	687	8.86
			7,752	100.00

We expect R&D investments to increase by approximately 30% in 2008. This increase will primarily be related to the advancement of our lead compound cetrorelix in BPH. We also expect to initiate additional clinical trials during the year 2008, including a 500-patient safety study in North America and Europe, plus a projected 100-patient thorough QTc study. The cost of these additional studies will be combined with the costs of the ongoing preclinical carcinogenicity study, the 400-patient efficacy study in Europe and the 600-patient North American and European efficacy study. Additionally, costs will be incurred in the manufacturing of cetrorelix drug supply to support our studies.

R&D investments in AEZS-108 are expected to increase in 2008, as we initiated the dosing of patients in the Phase 2 study in early 2008.

Our other programs will represent a lower portion of our investment in R&D for 2008, as our focus is on advancing our later-stage lead compounds cetrorelix in BPH and AEZS-108 in endometrial and ovarian cancers.

Consolidated depreciation and amortization (D&A) decreased to $1.2 million for the three-month period ended March 31, 2008 compared to $1.4 million for the same period

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in 2007. The decrease in D&A in 2008 is primarily due to the reclassification of the building in Quebec City and the Impavido® asset as “long-lived assets held for sale”. As a result, no depreciation or amortization was taken in the first quarter 2008 on these assets.

Consolidated loss from operations increased to $14.1 million for the three-month period ended March 31, 2008 compared to $8.3 million for the same period in 2007. The increase in loss from operations in the first quarter of 2008 compared to the same period in 2007 is primarily attributable to additional R&D expenses related to the advancement of our Phase 3 program with cetrorelix in BPH.

We expect our consolidated loss from operations to increase in 2008 with the elimination of sales of Impavido® and increased R&D expenses anticipated for cetrorelix in BPH.

Consolidated other revenues, net of expenses for the three-month period ended March 31, 2008 were $3.3 million compared to consolidated other revenues of $0.6 million for the same period in 2007. The increase of consolidated other revenues for the first quarter of 2008 is mainly attributable to an unrealized foreign exchange gain amounting to $2.3 million for the three-month period ended March 31, 2008, compared to $41,000  foreign exchange gain for the same period in 2007. The foreign exchange gain in the first quarter of 2008 is mainly related to gain from accounts payable denominated in US currency of our subsidiary in Germany with the Euro as functional currency, as well as an advance in Euro by the parent Company to our subsidiary in Germany which has not been designated as a hedge of a net investment in a self-sustaining subsidiary and the corresponding strength of the Euro currency compared to the Canadian dollar, the functional currency of the parent company. The end of period conversion rates from Euro to Canadian dollar and from Euro to US dollar for March 31, 2008 and December 31, 2007 were 1.62 compare to 1.44 for Euro to CAN dollar and 1.58 compared to 1.46 for Euro to US dollar, respectively.

Consolidated income tax recovery for the three-month period ended March 31, 2008 was nil compared to $2.5 million for the same period in 2007, which was related to the utilization of some of our future income tax assets following the taxable capital gain realized by the spin-off of our former subsidiary Atrium Biotechnologies Inc., now known as Atrium Innovations Inc.

Consolidated net loss from continuing operations for the three-month period ended March 31, 2008 was $10.9 million compared to $5.1 million for the same period in 2007. The increase in consolidated net loss from continuing operations is primarily attributable to higher R&D costs recorded during the three-month period ended March 31, 2008.

Consolidated net earnings from discontinued operations for the three-month period ended March 31, 2008 were wholly attributable to our former subsidiary, Echelon Biosciences, whose operations were excluded from consolidation effective November 30, 2007.  There were no discontinued operations in the three-month period ended March 31, 2008.

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Discontinued operations include the following items:

(in thousands of US dollars)	Three months ended March 31, 2007
$
Revenues	717

Earnings before the following items:	44

Income tax expense	(9)

Net earnings from discontinued operations	33

Consolidated net loss for the three-month period ended March 31, 2008 was $10.9 million or $0.20 per basic and diluted share, compared to $5.1 million or $0.10 per basic and diluted share for the same period in 2007. The increase in net loss is primarily attributable to the increased R&D costs related to the advancement of cetrorelix into Phase 3 for the treatment of BPH.

The weighted average number of shares of 53.2 million shares used to calculate the basic and diluted net loss per share for the three-month period ended March 31, 2008 was unchanged compared to the same period in 2007.

Total Consolidated Assets and Long-Term Financial Liabilities

CONSOLIDATED BALANCE SHEET DATA

	As at March 31,	As at December 31,
(in thousands of US dollars)	2008	2007
	$	$

Total assets	117,522	123,363
Long-term financial liabilities	3,174	3,333

Critical Accounting Policies and Estimates

There have been no significant changes in our accounting policies and estimates since December 31, 2007, with the exception of the application of new accounting standards as described below. Please refer to the corresponding section in our 2007 Annual Report for a complete description of our critical accounting policies and estimates. Access to a summary of differences between Canadian and U.S. Generally Accepted Accounting Principles (Canadian and U.S. GAAP) is referenced in Note 24 of our annual 2007 financial statements. Furthermore, significant differences in measurement and disclosure from the U.S. GAAP are set forth in Note 11 of our interim consolidated financial statements.

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New Accounting Standards

Adopted in 2008

On January 1, 2008 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1535, Capital Disclosure; CICA Handbook Section 3862, Financial Instruments – Disclosure; CICA Handbook Sections 3863, Financial Instruments – Presentation; and CICA Handbook Section 3031, Inventories, which replaces Section 3030.

The CICA Section 1535, “Capital Disclosures” establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance, see Note 5 of our interim consolidated financial statements.

The CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”, requires the disclosure of additional details of financial asset and liability categories as well as a detailed discussion on the risks associated with the Company’s financial instruments. The presentation requirements are carried forward unchanged, see Note 9 of our interim consolidated financial statements.

The CICA issued Section 3031, “Inventories” which replaced existing Section 3030 having the same title. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories, The Company has applied this standard for the fiscal year beginning January 1, 2008, and there has been no impact on the consolidated financial statements.

Future Accounting Changes

In January 2008 the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally. The standard will apply to the Company’s interim and annual financial statements beginning in 2009. The Company has not as yet determined the impact that the adoption of this standard will have on the consolidated financial statements.

In 2007, the CICA published an update to the Accounting Standards Board of Canada’s (“AcSB) “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP”. The plan outlines the key decisions that the

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CICA will need to make as it implements the Strategic Plan to converge Canadian GAAP standards with IFRS. While IFRS uses a similar conceptual framework to that of Canadian GAAP, there are still significant accounting policies differences that will need to be resolved. The CICA has confirmed on January 1, 2011 the change from current Canadian GAAP to IFRS for publicly accountable companies. In sequence with these changes, the Company is currently developing its internal implementation plans to meet the guidelines of the future reporting requirements.

Capital disclosure

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. The Company makes every effort to manage its liquidity to minimize dilution to its shareholders.

Initially, the Company had funded its activities through public offerings of common shares and convertible term loans. Currently, the Company is optimizing its liquidity needs by non-dilutive sources, including the spin-off and sales of non-core assets, investment tax credits and grants, interest income, licensing, service and royalty proceeds.

The Company’s policy is to maintain a minimum level of debt. As at March 31, 2008, the Company had a loan from the federal and provincial governments with a nominal value of CAD$800,000 discounted at an effective rate of 8.43% (US$764,000), non-interest bearing, payable in five annual equal and consecutive installments since July 2004. The balance of the loan is due and payable in July 2008.

The capital management objective of the Company remains the same as that of previous years.  The policy on dividends is to retain cash and to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate, cetrorelix, into Phase 3 for BPH and bringing the drug to market.

The Company is not subject to any capital requirements imposed by any regulators.

Liquidity, Cash Flows and Capital Resources

Our operations and capital expenditures are mainly financed through cash flows from operating activities, the use of our liquidity, as well as the issuance of debt and common shares.

Our cash and short-term investments amounted to $38.7 million as at March 31, 2008 compared to $41.4 million as at December 31, 2007. Possible additional operating losses and/or possible investments in the acquisition of complementary businesses or products may require additional financing. As of March 31, 2008, cash and short-term investments of the Company included $35.7 million in Canadian currency and 644,000 in Euros.

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The short-term investments do not include asset-backed commercial papers which are affected by liquidity issues.

The variation of our liquidity by activities is explained below, not considering any cash flows used or provided by discontinued operation activities.

Operating Activities

Cash flows used by our continuing operating activities were $8.2 million for the three-month period ended March 31, 2008 compared to $5.6 million for the same period in 2007. The increase in net cash used in 2008 is primarily attributable to additional investments in R&D related to the Phase 3 program in BPH for cetrorelix.

We expect net cash used in continuing operating activities to increase in 2008, as we will continue our Phase 3 clinical program with cetrorelix in BPH and will further advance targeted, earlier-stage development programs.

Financing Activities

Net cash used in continuing financing activities were $0.5 million for the three-month period ended March 31, 2008 compared to nil for the same period in 2007. These funds were mostly used for financing activities related to the shelf prospectus.

Investing Activities

Net cash provided by continuing investing activities (excluding the change in short-term investments) amounted to $8.2 million for the three-month period ended March 31, 2008 compared to $0.2 million for the same period in 2007. The increase in inflow for the first quarter of 2008 is mainly related to the sale of the long-lived asset held for sale, Impavido®.

During the next quarter of 2008, we expect to sell our long-lived asset building and land held for sale in Quebec City. We believe this will yield over $7 million of cash inflow.

Contractual Obligations

We have certain contractual obligations and commercial commitments. Commercial commitments mainly include R&D services and manufacturing agreements related to the execution of our Phase 3 program with cetrorelix in BPH. The following table indicates our cash requirements with respect to these obligations:

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Contractual Obligations as of March 31, 2008:

	Carrying Amount	Less than 1 year	1 to 3 years	Over 3 years
	$	$	$	$

Accounts payable and accrued liabilities	20,542	20,542	—	—
Operating leases	10,601	2,276	6,332	1,993
Long term debt	764	764	—	—
Manufacturing contracts	28,480	17,909	10,571	—
Total	60,387	41,491	16,903	1,993

Outstanding Share Data

As of May 6, 2008, there were 53,187,470 common shares issued and outstanding as well as 4,194,426 stock options outstanding.

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

Quarterly Summary Financial Information

(in thousands of US dollars, except per share data)

	Quarters ended
Unaudited	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
	$	$	$	$

Revenues	9,748	10,240	11,044	11,551
Loss from operations	(14,158)	(11,664)	(9,461)	(5,326)
Net loss from continuing operations	(10,866)	(13,854)	(8,112)	(4,928)
Net loss	(10,866)	(13,636)	(8,704)	(4,846)
Net loss per share from continuing operations
Basic and diluted	(0.20)	(0.26)	(0.16)	(0.09)
Net loss per share
Basic and diluted	(0.20)	(0.26)	(0.16)	(0.09)

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	Quarters ended
	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
	$	$	$	$

Revenues	9,233	11,937	9,928	8,673
Loss from operations	(8,303)	(6,457)	(5,833)	(5,492)
Net earnings (loss) from continuing operations	(5,143)	22,526	(4,741)	(4,440)
Net earnings (loss)	(5,110)	39,101	(1,569)	(1,562)
Net earnings (loss) per share from continuing operations
Basic and diluted	(0.10)	0.42	(0.09)	(0.08)
Net earnings (loss) per share
Basic and diluted	(0.10)	0.74	(0.03)	(0.03)

Note:  Per share data is calculated independently for each of the quarters presented. Therefore, the sum of this quarterly information does not equal the corresponding annual information.

Outlook for 2008

During the next quarter of 2008, we expect to sell our land and building held for sale in Quebec City, which should bring additional non-dilutive cash flow.

Our sales revenues should decrease since we completed the sale of our long-lived asset, Impavido® as of March 31, 2008.

We expect R&D expenses over time to increase, primarily due to the continuation of our Phase 3 clinical development program with cetrorelix in BPH, as well as to the emphasis on clinical development of targeted earlier clinical-stage product candidates.

Net cash outflow for fiscal 2008 is projected to be ~$25 million. Our expectations are that cash outflow from operations will not proceed linearly throughout the year but will be higher in the first half due to start-up costs associated with key clinical studies. The majority of these costs will be related to the initiation of the second Phase 3 efficacy study, the Phase 3 long-term safety trial and the initiation of a QTc trial with our lead product cetrorelix in BPH.

Financial and Other Instruments

Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations. For the three-month period ended

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March 31, 2008, there were no operations using forward-exchange contracts and no forward-exchange contract is outstanding as of today.

Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

Generally, we do not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, we perform ongoing credit reviews of all our customers and establish an allowance for doubtful accounts when accounts are determined to be uncollectible.

Risk Factors and Uncertainties

Risks Associated with Operations:

•                  Many of our products are currently in an early development stage. It is impossible to ensure that the R&D on these products will result in the creation of profitable operations;

•                  We are currently developing our products based on R&D activities conducted to date, and we may not be successful in developing or introducing to the market these or any other new products or technology. If we fail to develop and deploy new products on a successful and timely basis, we may become non-competitive and unable to recoup the R&D and other expenses we incur to develop and test new products;

•                  Even if successfully developed, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community which may not accept or utilize our products. If they do not achieve significant market acceptance, our business and financial conditions will be materially adversely affected. In addition, we may fail to further penetrate our core markets and existing geographic markets or successfully expand our business into new markets; the growth in sales of our products, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets in which we compete or to successfully expand our business into additional countries in Europe, Asia or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our

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core markets and existing geographic markets will be successful. Our failure to do so could have an adverse effect on our operating results;

•                  We rely heavily on our proprietary information in developing and manufacturing our product candidates. Despite efforts to protect our proprietary rights from unauthorized use or disclosure, third parties may attempt to disclose, obtain, or use our proprietary information or technologies;

•                  We have to forge and maintain strategic alliances to develop and market products in our current pipeline. If we are unable to reach agreements with such collaborative partners, or if any such agreements are terminated or substantially modified, we may be unable to obtain sufficient licensing revenue for our products, which might have a material adverse effect on their development and the Company;

•                  In carrying out our operations, we are dependent on a stable and consistent supply of ingredients and raw materials. There can be no assurance that we will be able, in the future, to continue to purchase products from our current suppliers or any other supplier on terms similar to current terms or at all. An interruption in the availability of certain raw materials or ingredients, or significant increases in the prices paid by us for them, could have a material adverse effect on our business, financial condition, liquidity and operating results.

Cash Flows and Financial Resources

Based on our current plans, we will need to raise additional funds for future operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly cetrorelix in BPH, or to potentially establish marketing, sales and distribution capabilities. We may endeavor to secure additional financing, as required, through strategic alliance arrangements, issuance of new share capital, as well as other financing opportunities.

However, there can be no assurance that these financing efforts will be successful or that we will continue to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our preclinical and clinical development, including the cetrorelix Phase 3 program, the AEZS-108 Phase 2 study, as well as other studies ongoing from our pipeline. It may also be affected by our ability to obtain regulatory approvals, market acceptance of our products, the state of the capital markets generally, the status of our listing on the NASDAQ and TSX markets, strategic alliance agreements, and other relevant commercial considerations.

We believe that we will be able to obtain long-term capital, if necessary, to support our corporate objectives, including the clinical development program of our products. Our planned cash requirements may vary materially in response to a number of factors, including R&D on our products; clinical trial results, increases in our manufacturing capabilities; changes in any aspect of the regulatory process; and delays in obtaining regulatory approvals. Depending on the overall structure of current and future strategic

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alliances, we may have additional capital requirements related to the further development of existing or future products.

We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk and, therefore, we are subject to foreign currency transaction and translation gains and losses. Foreign exchange risk is managed primarily by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency. However, with companies operating in foreign countries, we are more exposed to foreign currency risk.

Key Personnel

Our success is also dependent upon our ability to attract and retain a highly qualified work force, and to establish and maintain close relations with research centers. The competition in that regard is very severe. Our success is dependent to a great degree on our senior officers, scientific personnel and consultants. The failure to recruit qualified staff and the loss of key employees could compromise the pace and success of product development.

Acquisition Program

We intend to continue to acquire new technologies and/or businesses. There is no assurance that we will make certain acquisitions or that we will succeed in integrating the newly-acquired technologies or businesses into its operations. The failure to successfully integrate the personnel and operations of businesses which we may acquire in the future with ours could have a material adverse effect on our operations and results.

Volatility of Share Prices

Share prices are subject to change due to numerous factors including reports of new information, changes in the Company’s financial situation, sale of shares in the market, the Company’s failure to obtain results in line with the expectations of analysts, an announcement by the Company or any of its competitors concerning technological innovation, etc. During the past few years, shares of Æterna Zentaris, other biopharmaceutical companies, and the investment market in general have been subjected to extreme fluctuations that were unrelated to the operational results of the companies affected. There is no guarantee that the market price of the Company’s shares will be protected from any such fluctuations in the future.

The Company is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is, therefore, required to file continuous disclosure documents such as interim and annual financial statements, a Proxy Circular, an Annual Information Form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from the office of the Secretary of the Company or through the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov/edgar.shtml.

16

A detailed list of the risks and uncertainties affecting us can be found in our Shelf-Prospectus and public documents filed on SEDAR and EDGAR.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting which occurred during the three-month period ended March 31, 2008 that has materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

This document contains forward-looking statements, which reflect our current expectations regarding future events. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.

The forward-looking statements involve risks and uncertainties. Results or performances may differ significantly from expectations. For example, the results of current clinical trials cannot be foreseen, nor can changes in policy or actions taken by such regulatory authorities as the US Food and Drug Administration and the Therapeutic Products Directorate of Health Canada, or any other organization responsible for enforcing regulations in the pharmaceutical industry.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments except as requested by a governmental authority or applicable law.

On behalf of management,

Dennis Turpin, CA

Senior Vice President and Chief Financial Officer

May 6, 2008

17

Interim Consolidated Financial Statements

(Unaudited)

Æterna Zentaris Inc.

For the three months ended March 31, 2008 and 2007

(expressed in thousands of US dollars)

Æterna Zentaris Inc.

Interim Consolidated Financial Statements

(Unaudited)

For the three months ended March 31, 2008 and 2007

Financial Statements

Interim Consolidated Balance Sheets	2
Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Interim Consolidated Statements of Earnings and Comprehensive Income	5
Interim Consolidated Statements of Cash Flows	6
Notes to Interim Consolidated Financial Statements	7

Æterna Zentaris Inc.

Interim Consolidated Balance Sheets

(expressed in thousands of US dollars)

	As at	As at
	March 31,	December 31,
(Unaudited)	2008	2007
	$	$

ASSETS

Current assets
Cash and cash equivalents	16,858	10,272
Short-term investments	21,856	31,115
Accounts receivable
Trade	6,965	6,170
Other	2,284	3,044
Income taxes	4	—
Inventory	5,485	5,406
Prepaid expenses	3,789	3,573
	57,241	59,580

Property, plant and equipment	7,661	7,460
Long-lived assets held for sale (note 3)	7,190	13,999
Deferred charges and other long-term assets	1,858	1,441
Intangible assets	32,170	30,391
Goodwill (note 4)	11,402	10,492
	117,522	123,363
LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	20,542	16,084
Income taxes	—	23
Deferred revenues	4,829	5,373
Current portion of long-term debt	764	775
	26,135	22,255
Deferred revenues	3,174	3,333

Employee future benefits	10,180	9,184
	39,489	34,772

Commitments and contingencies (note 9(d))
SHAREHOLDERS’ EQUITY
Share capital	30,566	30,566
Other capital	79,576	79,306
Deficit	(53,863)	(42,997)
Accumulated other comprehensive income	21,754	21,716
	78,033	88,591
	117,522	123,363
Basis of presentation (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

	Director		Director
Jürgen Ernst, MBA		Gérard Limoges, FCA

Æterna Zentaris Inc.

Interim Consolidated Statements of Changes in Shareholders’ Equity

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except common shares data)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance – December 31, 2007	53,187,470	30,566	79,306	(42,997)	21,716	88,591
Net loss for the period	—	—	—	(10,866)	—	(10,866)
Foreign currency translation adjustment	—	—	—	—	(9)	(9)
Variation in fair value of short-term investments, net of income taxes	—	—	—	—	47	47
Stock based compensation costs	—	—	270	—	—	270
Balance – March 31, 2008	53,187,470	30,566	79,576	(53,863)	21,754	78,033

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance – December 31, 2006	53,169,470	168,466	6,226	(10,114)	14,301	178,879
Net loss for the period	—	—	—	(5,110)	—	(5,110)
Adjustment related to the implementation of new accounting standards	—	—	—	(587)	(41)	(628)
Foreign currency translation adjustment	—	—	—	—	998	998
Variation in fair value of short-term investments, net of income taxes	—	—	—	—	(24)	(24)
Issued pursuant to the stock option plan	—	—	—	—	—
For cash	10,000	18	—	—	—	18
Ascribed value from Other Capital	—	13	(13)	—	—	—
Reduction of stated capital	—	(137,959)	70,032	—	(5,624)	(73,551)
Stock based compensation costs	—	—	454	—	—	454
Balance – March 31, 2007	53,179,470	30,538	76,699	(15,811)	9,610	101,036

The accompanying notes are an integral part of these interim consolidated financial statements.

	Three months ended March 31,
(Unaudited)	2008	2007
	$	$
Accumulated Other Comprehensive Income

Consisting of the following:

Foreign currency translation adjustments	21,697	9,675
Variation in fair market value of short-term investments, net of income taxes	57	(65)

Accumulated other comprehensive income	21,754	9,610

Deficit	(53,863)	(15,811)

Total accumulated other comprehensive income and deficit	(32,109)	(6,201)

The accompanying notes are an integral part of these consolidated financial statements.

Æterna Zentaris Inc.

Interim Consolidated Statements of Earnings and Comprehensive Income

For the three months ended March 31, 2008 and 2007

(Expressed in thousands of US dollars)

	Three months ended March 31,
(Unaudited)	2008	2007
	$	$
Revenues
Sales and royalties	7,942	7,204
License fees	1,806	2,029
	9,748	9,233
Operating expenses
Cost of sales	4,604	3,310
Research and development costs, net of tax credits and grants*	13,689	7,907
Selling, general and administrative*	4,404	4,892
Depreciation and amortization
Property, plant and equipment	369	365
Intangible assets	840	1,062
	23,906	17,536
Loss from operations	(14,158)	(8,303)
Other revenues (expenses)
Interest income	277	575
Interest expense	(15)	—
Foreign exchange gain	2,255	41
Gain on disposal of long-lived assets held for sale	775	—
	3,292	616
Loss before income taxes	(10,866)	(7,687)
Income tax recovery	—	2,544
Net loss from continuing operations	(10,866)	(5,143)
Net earnings from discontinued operations	—	33
Net loss for the period	(10,866)	(5,110)
Net loss per share from continuing operations
Basic and diluted	(0.20)	(0.10)
Net loss per share
Basic and diluted	(0.20)	(0.10)
Weighted average number of shares (note 10)
Basic and diluted	53,187,470	53,179,470

* Stock-based compensation costs included in:

Research and development	62	53
Selling, general and administrative	208	401

Consolidated Statement of Comprehensive Income

	Three months ended March 31,
(Unaudited)	2008	2007
	$	$
Net loss for the period	(10,866)	(5,110)
Other comprehensive income:
Foreign currency translation adjustments	(9)	998
Variation in the fair value of short-term investments, net of income taxes	47	(24)
Comprehensive loss	(10,828)	(4,136)

The accompanying notes are an integral part of these interim consolidated financial statements.

Æterna Zentaris Inc.

Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2008 and 2007

(Expressed in thousands of US dollars, except shares and per share data)

	Three months ended March 31,
(Unaudited)	2008	2007
	$	$
Cash flows from operating activities
Net loss	(10,866)	(5,110)
Net earnings from discontinued operations	—	(33)
Net loss from continuing operations	(10,866)	(5,143)
Items not affecting cash and cash equivalents
Depreciation and amortization	1,209	1,427
Stock-based compensation costs	270	454
Future income taxes	—	(2,376)
Gain on disposal of long-lived assets held for sale	(775)	—
Accretion on long term borrowings	15	—
Employee future benefits	185	126
Deferred charges and other long term assets	95	114
Deferred revenues	(1,385)	(1,383)
Foreign exchange gain on long-term items denominated in foreign currency	(1,249)	(18)
Change in non-cash operating working capital items (note 7)	4,259	1,159
Net cash used in continuing operating activities	(8,242)	(5,640)
Net cash provided by discontinued operating activities	—	10
Net cash used in operating activities	(8,242)	(5,630)

Cash flows from financing activities
Issuance of shares pursuant to the exercise of stock options	—	18
Deferred share issue expenses	(450)	—
Net cash (used in) provided in continuing financing activities	(450)	18
Net cash used in discontinued financing activities	—	(8)
Net cash (used in) provided in financing activities	(450)	10

Cash flows from investing activities
Purchase of short-term investments	—	(2,560)
Proceeds from sale of short-term investments	8,374	5,285
Net proceeds from sale of long-lived assets held for sale	8,309	—
Purchase of property, plant and equipment	(56)	—
Proceeds from sale of property, plant and equipment	2	258
Acquisition of amortizable intangible assets	(15)	(8)
Net cash provided by continuing investing activities	16,614	2,975
Net cash used in discontinued investing activities	—	(40)
Net cash provided by investing activities	16,614	2,935

Effect of exchange rate changes on cash and cash equivalents	(1,336)	56
Net change in cash and cash equivalents	6,586	(2,629)
Cash and cash equivalents – Beginning of period	10,272	9,356
Cash and cash equivalents – End of period	16,858	6,727
Cash and cash equivalents related to:
Continuing operations	16,858	6,346
Discontinued operations	—	381
	16,858	6,727
Cash and cash equivalents components:
Cash	16,858	6,512
Cash equivalents	—	215
	16,858	6,727

The accompanying notes are an integral part of these interim consolidated financial statements.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three month periods ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

1.       Basis of Presentation

These interim consolidated financial statements as at March 31, 2008 and for the three month periods ended March 31, 2008 and 2007 are unaudited. They have been prepared by the Company in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial information. The unaudited consolidated financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair statement of the results of operations, financial position and cash flows for the interim periods presented.  All such adjustments are of a normal recurring nature.

The accounting policies and methods of computation adopted in these financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements with the exception of the application of new accounting standards as described in note 2 hereunder. All disclosures required for annual financial statements have not been included in these financial statements.  These consolidated financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements. The results of the interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year.

Evaluation of Going Concern, Results of Operations, and Management’s Plans:

After reviewing its strategic plan and the corresponding budget and forecasts, management believes that the Company currently has sufficient cash and cash equivalents to fund planned expenditures and execute its focused strategy for at least the next 12 months.  Management expects to derive additional cash from potential sale of non-core assets and financing.

2.      New accounting standards and pronouncements

a)      Adopted in 2008

On January 1, 2008 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1535, Capital Disclosure; CICA Handbook Section 3862, Financial Instruments – Disclosure; CICA Handbook Sections 3863, Financial Instruments – Presentation; and CICA Handbook Section 3031, Inventories, which replaces Section 3030.

The CICA Section 1535, “Capital Disclosures” establishes guidelines for disclosure of information regarding an entity’s capital which will enable users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance, see note 5.

The CICA Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861, “Financial Instruments – Disclosure and Presentation”, requires the disclosure of additional details of financial asset and liability categories as well as a detailed discussion on the risks associated with the company’s financial instruments. The presentation requirements are carried forward unchanged, see note 9.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

The CICA issued Section 3031, “Inventories” which replaced existing Section 3030 with the same title. This standard requires that inventories should be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. On January 1, 2008, the Company has adopted this standard and there has been no impact on the financial statements.

b)      Future Accounting Changes

In January 2008 the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. This standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the applications of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally.  The standard will apply to the Company’s interim and annual financial statements beginning in 2009.  The Company has not as yet determined the impact that adoption of this standard will have on the consolidated financial statements.

In 2007 the CICA published an update to the Accounting Standards Board of Canada’s (“AcSB”) “Implementation Plan for Incorporating International Financial Reporting Standards (“IFRS”) into Canadian GAAP”.  The plan outlines the key decisions that the CICA will need to make as it implements the Strategic Plan to converge Canadian GAAP standards with IFRS.  While IFRS uses a similar conceptual framework to that of Canadian GAAP, there are still significant accounting policies differences that will need to be resolved.  The CICA has confirmed January 1, 2011 as the change over from current Canadian GAAP to IFRS for publicly accountable companies.  In sequence with these changes, the Company is currently developing its internal implementation plans to meet the guidelines of the future reporting requirements.

3.      Long-lived assets held for sale

In September 30, 2007, as part of its strategy to finance with non-dilutive vehicles, using non-core assets, the Company decided to put up for sale its building located in Quebec City. The building was reclassified as “long-lived assets held for sale”. Management, during the December 2007 year-end close, evaluated the net realizable value of the building held for sale based on bids that were received, and recorded an impairment loss of $735,000 against the asset.  The Company expects that the building sales transaction will be completed in the second quarter of 2008.

On March 1, 2008, the Company entered into a definite purchase and sale agreement with respect to all rights related to the manufacture, production, distribution, marketing, sale and/or use of Impavido® (miltefosine) with Paladin Labs Inc.  The transaction was finalized on March 31, 2008 with net cash proceeds of $8,309,000.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

4.      Goodwill

The change in carrying value is as follows:

$
Balance as at December 31, 2007	10,492
Effect of foreign exchange rate	910

Balance as at March 31, 2008	11,402

5.      Capital disclosure

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks.  The Company makes every effort to manage its liquidity to minimize dilution to its shareholders, when possible.

Initially, the Company had funded its activities through public offerings of common shares and convertible term loans.  Currently, the Company has tried to optimize its liquidity needs by non-dilutive sources, including the spin-off and sales of non-core assets, investment tax credits and grants, interest income, licensing, service and royalty proceeds.

The Company’s policy is to maintain minimum level of debt.  As at March 31, 2008 the Company has a loan from the federal and provincial governments with a nominal value of $800,000 CAD discounted at an effective rate of 8.43% ($764,000 US), non-interesting bearing, which has been payable in five annual equal and consecutive instalments since July 2004.  The balance of the loan is due and payable in July 2008.

The capital management objective of the Company remains the same as that of previous years.  The policy on dividends is to retain cash to keep funds available to finance the activities required to advance our product development pipeline, prioritizing our lead product candidate cetrorelix in Phase 3 for BPH and bring the drug to market.

The Company is not subject to any capital requirements imposed by any regulators.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

6.      Inventory

	As at March 31,	As at December 31,
	2008	2007
	$	$
Raw materials	3,555	3,399
Work in progress	1,406	1,602
Finished goods	524	405

Total inventory	5,485	5,406

7.      Statements of cash flows and additional information

	Three months ended March 31,
	2008	2007
	$	$
Change in non-cash operating working capital items
Accounts receivable	525	405
Inventory	373	257
Prepaid expenses	43	(160)
Accounts payable and accrued liabilities	3,327	345
Income taxes	(9)	312
	4,259	1,159

Additional Information:
Interest paid
From continuing operations	—	1
Income taxes paid
From continuing operations	9	9

Employee future benefits

The Company’s subsidiary in Germany provides unfunded defined benefit pension plans and unfunded postemployment benefit plans for some groups of employees.  Provisions for pension obligations are established for benefits payable in the form of retirement, deniability and surviving dependant pensions.  For the three months period ended March 31, 2008 the total expense amounted to $200,000 ($140,000 in 2007).

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Regarding defined contribution pension plans, for the three months period ended March 31, 2008, the total expense amounted to $77,000 ($52,000 in 2007).

The Company also sponsors a 401(k) plan.  Prior to January 1, 2008, the Company’s contribution was discretionary, and no contributions were made in 2007.  Effective January 1, 2008, the Company implemented a matching grant on the 401(k) plan equal to 50% of the employee’s contribution, up to the amount permitted by law.  For 2008, the 401(k) limited employee contribution is $15,500, with a catch-up provision for employees over the age of 50 years old being allowed to contribute an additional $5,000. For the three months ended March 31, 2008 the Company’s contribution expense totalled $58,000.

8.      Share capital

The following table summarizes the stock option activity under the Stock Option Plan:

Canadian Dollar Options:

	Three months ended March 31, 2008		Year ended December 31, 2007
	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)

Balance - Beginning of period	4,136,092	3.83	3,490,092	4.00
Granted	—	—	815,000	3.24
Exercised	—	—	(18,000)	1.96
Forfeited	(215,000)	3.95	(151,000)	4.93

Balance - End of period	3,921,092	3.82	4,136,092	3.83

US Dollar Options:

	Three months ended March 31, 2008		Year ended December 31, 2007
	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)

Balance - Beginning of period	870,000	2.79	—	—
Granted	—	—	870,000	2.79

Balance - End of period	870,000	2.79	870,000	2.79

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

9.      Financial risk management

This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks.

(a)    Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.  The company is protected against concentration of credit risk through its products, clientele and partners, and its geographic diversity.  In addition, the Company has concluded long-term contracts with all of its key customers.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are maintained with high-credit quality financial institutions. Short-term investments consist primarily of bonds issued by high-credit quality corporations and institutions. Consequently, management considers the risk of non-performance related to cash and cash equivalents and short-term investments to be minimal.

(b)    Foreign Currency Risk

Since the Company operates on an international scale, it is exposed to currency risks as a result of potential exchange rate fluctuations.  Fluctuations in the U.S. dollar (US$), Canadian dollar (CAN$) and the Euro (EUR) exchange rates could have a potentially significant impact on the Company’s results of operations.  The following variations are reasonably possible over a 12-month period:

•     Foreign exchange rate variation of -5% (depreciation of US$)

and +5% (appreciation of US$) against the CAN$. From a period-end rate of CAN$1 = US$0.9742

•     Foreign exchange rate variation of -5% (depreciation of CAN$) and +5%

(appreciation of CAN$) against the EUR. From a period-end rate of EUR1 = CAN$1.6244

•     Foreign exchange rate variation of -5% (depreciation of US$) and +5%

(appreciation of US$) against the EUR. From a period-end rate of EUR1 = 1.5825 US$

If these variations were to occur, the impact on consolidated net loss for each category of financial instruments held at the balance sheet date would be as follows:

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Location using CAN$ as functional currency

	Carrying	EUR
(In thousands of US dollars)	amount	-5%	+5%
	$	$	$
Assets
Advance from parent Company to a subsidiary (1)	8,921	(446)	446
TOTAL NET LOSS (INCREASE) DECREASE		(446)	446

Location using EUR as functional currency

	Carrying	US
(In thousands of US dollars)	amount	-5%	+5%
	$	$	$
Assets
Cash and cash equivalents (2)	16,858	(96)	96
Accounts receivable (3)	9,249	(68)	68

Liabilities
Accounts payable and accrued liabilities (4)	20,542	307	(307)
TOTAL NET LOSS (INCREASE) DECREASE		143	(143)

(1)   Æterna Zentaris’ parent Company located in Canada has an advance to be received from its German subsidiary of 5,637 EUR (CAN$9,157 using a period-end exchange rate 1 EUR = CAN$1.6244 and US$8,921 using a period-end exchange rate 1 EUR = US$1.5825) which is eliminated in the consolidated balance sheet. A foreign exchange gain/loss for the parent Company would be recorded under the consolidated statements of earnings since this advance has not been designated as a hedge of a net investment in a self-sustaining subsidiary.

Sensitivity to a -5% variation in this foreign exchange rate = (5,637 EUR x 1,5432) – CAN$9,157 = (CAN$458) = (US$446) (using a period-end exchange rate CAN$1 = US$ 0.9742).

Similarly for a +5% variation in this foreign exchange rate = (5,637 EUR x 1.7056) – CAN$9,157 = CAN$458 = US$446.

(2)   EUR amount of foreign-denominated cash and cash equivalents as at March 31, 2008 = US$1,934 / 1.5825 = 1,222 EUR.

Sensitivity to a -5% variation in this foreign exchange rate = (US$1,934 / 1.6616) – 1222 EUR = (58 EUR x 1.6616) = (US$96).

Similarly for a +5% variation in this foreign exchange rate = (US$1,934 / 1.5034) – 1222 EUR = 64 EUR x 1.5034 = US$96.

(3)   EUR amount of foreign-denominated receivables as at March 31, 2008 = US$1,375 / 1.5825 = 869 EUR.

Sensitivity to a -5% variation in this foreign exchange rate = (US$1,375 / 1.6616) – 869 EUR = (41 EUR x 1.6616) = (US$68).

Similarly for a +5% variation in this foreign exchange rate = (US$1,375 / 1.5034) – 869 EUR = 46 EUR x 1.5034 = US$68.

(4)   EUR amount of foreign-denominated payables as at March 31, 2008 = US$6,132 / 1.5825 = 3,875 EUR.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Sensitivity to a -5% variation in this foreign exchange rate = (US$6,132 / 1.6616) – 3,875 EUR = 185 EUR x 1.6616 = US$307.

Similarly for a +5% variation in this foreign exchange rate = (US$6,132 / 1.5034) – 3,875 EUR = (204 EUR x 1.5034) = (US$307).

(c)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage, as outline in Note 5. It also manages liquidity risk by continuously monitoring actual and projected cash flow. The Board of Directors reviews and approves the Company’s operating and capital budgets, and reviews any material transactions outside of the normal course of business.

The company investment policy ensure the safety and preservation of its principal, as outlined in section (a) above, to ensure the Company’s liquidity needs are met.

(d)    The following are the contractual liabilities as of March 31, 2008

	Carrying Amount	Less than 1 year	1 to 3 years	Over 3 years
	$	$	$	$

Accounts payable and accrued liabilities	20,542	20,542	—	—
Operating leases	10,601	2,276	6,332	1,993
Long term debt	764	764	—	—
Manufacturing contracts	28,480	17,909	10,571	—
Total	60,387	41,491	16,903	1,993

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

10.  Net loss per share

The following table sets forth the computation of basic and diluted net loss per share:

	Three months ended March 31,
	2008	2007
	$	$
Net loss from continuing operations	(10,866)	(5,143)
Net earnings from discontinued operations	—	33
Net loss	(10,866)	(5,110)

	Three months ended March 31,
	2008	2007
Basic weighted average number of shares outstanding	53,187,470	53,179,470
Effect of dilutive stock options	—	668,418

Diluted weighted average number of shares outstanding	53,187,470	53,847,888

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect.

	Three months ended March 31,
	2008	2007
Stock options	4,791,092	2,425,391

For the three-month periods ended March 31, 2008 and 2007, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

11.  Differences between Canadian and U.S. GAAP

These interim consolidated financial statements are prepared in accordance with Canadian GAAP and significant differences in measurement and disclosure from U.S. GAAP are set out in note 24 to the Company’s most recent annual consolidated financial statements. This note describes significant changes occurring since the most recent annual consolidated financial statements and provides a quantitative analysis of all significant differences. All disclosure required in annual financial statements under U.S. GAAP and regulation S-X of the Securities and Exchange Commission in the United States have not been provided in these interim consolidated financial statements.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Reconciliation of net loss to U.S. GAAP

		Three months ended March 31,
		2008	2007
		$	$
Net loss for the period under Canadian GAAP		(10,866)	(5,110)

Amortization of in-process R&D	(a)	354	376
Other
Deferred income taxes	(b)	—	(1,191)
Income tax effects of above adjustments		—	(154)
Net loss for the period under US GAAP		(10,512)	(6,079)

Comprising of:
Net loss from continuing operations		(10,512)	(6,112)
Net earnings from discontinued operations		—	33

Net loss per share
Basic and diluted		(0.20)	(0.11)
From continuing operations		(0.20)	(0.11)
From discontinued operations		—	—

Weighted average number of shares outstanding under U.S. GAAP
Basic		53,187,470	53,179,470
Effect of diluted stock options		—	668,418

Diluted weighted average number of shares outstanding		53,187,470	53,847,888

For the three-month periods ended March 31, 2008 and 2007, the diluted net loss per share was the same as the basic net loss per share since the dilutive effect of stock options was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted net loss per share for these periods was calculated using the basic weighted average number of shares outstanding.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Statement of Comprehensive income

	Three months ended March 31,
	2008	2007
	$	$
Net loss for the period under U.S. GAAP	(10,512)	(6,079)

Other comprehensive income:
Foreign currency translation	460	(638)
Change in fair value of investments, net of income taxes	47	(24)
Comprehensive loss in accordance with U.S. GAAP	(10,005)	(6,741)

Reconciliation of shareholders’ equity to conform to U.S. GAAP

The following summary sets out the significant differences between the Company’s reported shareholders’ equity under Canadian GAAP as compared to U.S. GAAP. Please see corresponding explanatory notes for additional information.

		As at March 31,	As at December 31,
		2008	2007
		$	$
Shareholders’ equity in accordance with Canadian GAAP		78,033	88,591

In-process R&D	(a)	(13,358)	(14,181)
Shareholders’ equity in accordance with U.S. GAAP		64,675	74,410

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

The following tables summarize the shareholders’ activity under U.S. GAAP

Since December 31, 2007 and 2006

	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Shareholders’ equity
	$	$	$	$	$
Balance as at December 31, 2007	22,589	83,282	(51,280)	19,819	74,410
Net loss as per U.S. GAAP	—	—	(10,512)	—	(10,512)
Change in fair value of investments	—	—	—	47	47
Stock based compensation costs	—	270	—	—	270
Foreign currency translation adjustments	—	—	—	460	460

Balance as at March 31, 2008	22,589	83,552	(61,792)	20,326	64,675

	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Shareholders’ equity
	$	$	$	$	$
Balance as at December 31, 2006	160,489	10,202	(13,852)	12,865	169,704
Net loss as per U.S. GAAP	—	—	(6,079)	—	(6,079)
Change in fair value of investments	—	—	—	(24)	(24)
Reduction of stated capital	(137,959)	70,032	—	(5,624)	(73,551)
Issued pursuant to the stock option plan	—	—	—	—	—
For cash	18	—	—	—	18
Ascribed value from Other Capital	13	(13)	—	—	—
Stock based compensation costs	—	454	—	—	454
Foreign currency translation adjustments	—	—	—	(638)	(638)

Balance as at March 31, 2007	22,561	80,675	(19,931)	6,579	89,884

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Accumulated other comprehensive income is comprised of the following

	As at March 31,	As at December 31,
	2008	2007
	$	$
Foreign currency translation adjustments	20,269	19,809
Unrealized gains on investments	57	10
Accumulated other comprehensive income in accordance with U.S. GAAP	20,326	19,819

Balance Sheets

The following table summarizes the significant differences in balance sheet items between Canadian and U.S. GAAP:

	As at March 31, 2008		As at December 31, 2007
	As reported	U.S. GAAP	As reported	U.S. GAAP
	$	$	$	$
Intangible assets	32,170	18,689	36,945	22,764

Statement of cash flows

For the three-month period ended March 31, 2008 there was no significant differences between the statements of cash flows under Canadian GAAP as compared to U.S. GAAP.

Research and development tax credits

Under Canadian GAAP, all research and development tax credits are recorded as a reduction of costs in the statement of operations. Under U.S. GAAP, tax credits that are refundable against taxable income are recorded in the income taxes. This difference has no impact on the net loss and on the net loss per share figures for the reporting periods.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

Reconciliation item

a)     Research and development costs

Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development acquired in a business combination is capitalized and amortized over its estimated useful life.

b)     Deferred income taxes

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from different amounts of temporary differences under U.S. GAAP.

New accounting standards

FASB Statement No. 157 - Fair Value Measurements (SFAS 157)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, the FASB amended SFAS 157 (FSP 157-2) to exclude leasing transactions and to delay the effective date by one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statement on a non-recurring basis.  The Company has adopted this statement as of January 1, 2008. There is no significant impact from SFAS 157 on the Company’s consolidated financial statements.

FASB Statement No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (SFAS 159)

On February 15, 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115”, which permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of this statement apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available-for-sale and trading securities. This statement is effective for fiscal years beginning after November 15, 2007.  The Company has adopted this statement as of January 1, 2008.  There is no significant impact on the consolidated financial statements.

EITF Issue No. 07-1 - Accounting for Collaborative Agreements Related to the Development and Commercialization of Intellectual Property (EITF 07-01)

The Emerging Issues Task Force has issued guidance accounting for arrangements under which companies participate in the development and commercialization of intellectual property into commercially viable products. The ETIF defines a collaborative arrangement is a contractual arrangement that involves

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

a joint operating activity. These arrangements involve two (or more) parties who are both (a) active participants in the activity and (b) exposed to significant risks and rewards dependent on the commercial success of the activity. A company may receive revenues and incur costs under such arrangements as well as make or received payments from the other participant in the arrangement. The EITF concluded revenues earned and costs incurred by a company should be presented gross or net depending on whether the company is the principal in the arrangement. The EITF has approved this pronouncement in December 2007 and it will become effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently assessing the impact on the presentation of revenues and costs within the Company’s financial statements.

EITF Issue No. 07-3 - Accounting for Advance Payments for Goods or Services to be Received for Use in Future Research and Development Activities (EITF 07-3)

In June 2007, EITF 07-3 provides clarification surrounding the accounting for non-refundable research and development advance payments, whereby such payments should be recorded as an asset when the advance payment is made and recognized as an expense when the research and development activities are performed. EITF 07-3 is effective for interim and annual reporting periods beginning after December 15, 2007. The Company adopted the provisions of EITF 07-3 on January 1, 2008. There has been no impact on the financial records of the Company.

FASB Statement No. 161 - Disclosures about Derivative Instruments and Hedging Activities – Including an amendment of FASB Statement No. 133 (SFAS 133)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement is effective for financial statements issued for periods beginning after November 15, 2008, with early application encouraged. This statement amends and expands the disclosure requirements in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and other related literature. The Company believes that the updated disclosures will not have a material impact on its consolidated financial statements.

FASB Statement No. 141(R) - Business Combinations (revised - 2007) – (SFAS 141(R))

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations (revised - 2007)” (SFAS 141(R)). SFAS 141(R) is a revision to previously existing guidance on accounting for business combinations. The statement retains the fundamental concept of the purchase method of accounting, and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and noncontrolling interests. The statement is effective for fiscal years beginning after December 15, 2008. The Company does not expect adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

Æterna Zentaris Inc.

Notes to Interim Consolidated Financial Statements

For the three months ended March 31, 2008 and 2007

(tabular amounts in thousands of US dollars, except share/option data and per share/option data and as otherwise noted)

12.  Subsequent events

On April 11, 2008 the Company announced that David J. Mazzo, Ph.D., resigned as President and Chief Executive Officer and as member of the Board of Directors of the Company.  Mr. Juergen Ernst, the current Chairman of the Board, has been appointed as the interim President and Chief Executive Officer of the Company and will serve in that capacity until a suitable replacement is identified and appointed by the Board of Directors.  In addition, Ellen McDonald, MBA, the Senior Vice President, Business Operations and Chief Business Officer of Æterna Zentaris, also resigned from the Company.  Under the contractual agreements with Mr. Mazzo and Ms. McDonald, the company will incur a severance payout totalling $1,388,000, which will be accounted for in the second quarter.

13.  Comparative figures

Certain comparative figures have been reclassified to conform with the current year presentation.